Exhibit 3

FOR IMMEDIATE RELEASE	25 MARCH 2014

WPP PLC (“WPP”)

WPP agrees to acquire XMKT Group, a marketing services agency in China

WPP announces that it has agreed to acquire XMKT Group, a marketing services agency specialising in customer experience management.

Founded in 2010, XMKT Group has four main divisions: Events – providing strategy, concept and design as well as on-site execution and coordination of events for clients; Retail – specializing in marketing and promotional activities in entertainment facilities or retail shopping malls; Entertainment – offering consultancy on procurement and incorporation of entertainment properties; and Digital – providing digital marketing strategy.

XMKT Group is headquartered in Shanghai with offices in Beijing, Guangzhou and Chengdu, as well as onsite management capabilities across 67 Chinese cities. The Group employs approximately 253 people. Key clients include Diageo and Uniqlo.

For the year ending 31 December 2013, XMKT had unaudited revenues of RMB 126 million, with gross assets of RMB 138 million as at the same date.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors.

In Greater China, WPP companies (including associates) generate revenues of US$1.4 billion and employ over 14,000 people. Like-for-like revenue growth in Greater China was 4.0% in 2013 (excluding associates). In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ over 48,000 people. Like-for-like revenue growth in Asia Pacific was 5.2% in 2013 (excluding associates).

WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45% over the next five years.

Contact:

Feona McEwan, WPP London

+ 44(0) 207 408 2204

Belinda Rabano, WPP Beijing

+86 1360 107 8488